CROWDGATHER, INC. ANNOUNCES THIRD QUARTER AND
NINE MONTH FISCAL 2013 RESULTS

•	FY 2013 nine month revenues increased 13%, gross profit up 19%
•	Company plans to reduce annualized operating expenses from $4.0 to $2.5 million by late calendar 2013
•	USPTO allowance for patent supporting advertising marketplace

Woodland Hills, CA.  March 14, 2013 --- One of the leading networks of forum communities on the Internet, CrowdGather, Inc. (OTCQB:CRWG), today announced financial results for the third quarter ended January 31, 2013.

The Company reported revenues of $508,689 for the three months ended January 31 of fiscal 2013, resulting in $1,523,623 in total revenue for the nine months ended January 31 of fiscal 2013, compared to $549,750 and $1,352,082, respectively, for the same periods in the prior fiscal year.  Revenues for the third quarter of fiscal 2013 were 7% lower than the third quarter of fiscal 2012, but revenues increased by 13% when comparing the first nine months of fiscal 2013 to the first nine months of fiscal 2012.  In the third quarter of fiscal 2013, effective advertising payouts per thousand impressions (an impression is the display of an ad unit on a web page viewed by an online user) decreased slightly when compared to the same period in fiscal 2012 due to lower advertising rates.  As the Company’s revenues diversify and grow in the future, it expects the volatility in advertising payouts to diminish and have less of an impact on total revenues.

“We are pleased to report a strong performance for the first nine months of our 2013 fiscal year,” said Sanjay Sabnani, CrowdGather’s Chairman and CEO.  “Although we experienced lower than expected market rates from advertising networks during our third fiscal quarter of 2013, we continue to analyze our network to identify monetization opportunities and remain optimistic as we move through 2013.  Additionally, our advertising marketplace, Adisn, is intended to achieve two primary objectives: the first is to more efficiently manage our principal advertising inventory from our own properties and the second is to create a marketplace that connects advertisers to targeted verticals of niche publishers consisting primarily of forums.  While we believe we achieved the first objective, our second objective of fully deploying the marketplace required more resources than we could devote during the 2012 calendar year.  Although our advertising marketplace has yet to contribute to revenue growth, we expect to dedicate more resources toward the platform and anticipate a benefit during the 2013 calendar year.”

Gross profit was $482,937 and $1,478,655, respectively, for the three months and nine months ended January 31 of fiscal 2013, compared to $544,957 and $1,238,549 for the same periods in the prior fiscal year.  On a quarterly basis, gross profit declined by 11% but increased 19% when comparing the first nine months of fiscal 2013 to the first nine months of fiscal 2012.

Net loss was $682,193, or $.01 per share, and $2,152,619, or $.04 per share, for the third quarter and nine months ended January 31 of fiscal 2013, compared to $746,980, or $.01 per share, and $2,375,948, or $.04 per share, for the same periods of fiscal 2012.

CrowdGather ended the third quarter of fiscal 2013 with approximately $0.5 million of cash and $14.6 million of shareholder’s equity.

“While staying focused on improving revenues, we are committed to reducing costs and are working toward creating automated solutions and efficiencies throughout our business that will allow us to reduce overhead significantly,” Sabnani said.  “By October of 2013, we intend to reduce our annualized operating expenses from a $4.0 million run rate to approximately $2.5 million, which we believe we can achieve without significantly impacting our revenue and will move us closer to breakeven.  As we move forward, we continue seeking avenues to grow our business, whether through improving advertising opportunities on our existing ad inventory or developing partnerships with third party publishers to improve monetization.  We are also evaluating strategic options, including potential business combinations as well as debt and equity financing.”

During January 2013, the Company reached over 168 million monthly page views across all properties, and had over 14 million monthly unique visitors according to Google Analytics.   The Company continues to prune non-montizable content and does not anticipate any impact to revenue.

During the third quarter of fiscal 2013, CrowdGather also received a Notice of Allowance from the United States Patent and Trademark Office (USPTO) for a patent application for systems and methods of targeted advertising.  The claims underlying this patent relate to a system for generating targeted advertisement recommendations based upon the social momentum between associated keywords.

About CrowdGather, Inc.

With its growing portfolio of special interest forums and enthusiast message board communities, CrowdGather (www.crowdgather.com) has created a centralized network to benefit forum members, forum owners, and forum advertisers. CrowdGather provides a highly interactive and informational social network for members, a management and revenue-sharing resource for third-party forum owners, and a largely untapped advertising network for marketers worldwide.

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth and business strategy. Words such as “expects”, “will”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations on such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the Company’s business; general economic, industry and market sector conditions; the ability to generate increases revenues from the Company’s forums; the ability to obtain additional financing to implement the Company's long-term growth strategy; the ability to manage the Company's growth; the ability to develop and market new technologies to respond to rapid technological changes; competitive factors in the market(s) in which the Company operates; and other events, factors and risks disclosed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

CROWDGATHER, INC.
CONSOLIDATED CONDENSED BALANCE SHEETS

	January 31, 2013 (UNAUDITED)	April 30, 2012
ASSETS
Current assets
Cash	$489,073	$2,328,492
Accounts receivable	286,250	42,995
Investments	21,429	28,570
Inventory	33,281	35,132
Prepaid expenses and deposits	65,976	88,932

Total current assets	896,009	2,524,121

Property and equipment, net of accumulated depreciation of $329,006 and $241,569, respectively	260,719	131,175

Intangible assets, net of accumulated amortization of $37,724 and $15,224, respectively	9,375,603	9,333,928
Goodwill	4,360,176	4,360,176
Total assets	$14,892,507	$16,349,400

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$8,000	$54,095
Accrued vacation	34,589	27,468
Other accrued liabilities	147,119	28,890
Capital lease obligation, current portion	104,561	-

Total current liabilities	294,269	110,453

Capital lease obligation, net of current portion	36,710	-

Stockholders’ equity
Preferred Series A stock, $0.001 par value, 25,000,000 shares authorized,-0- shares issued and outstanding	-	-
Common stock, $0.001 par value, 975,000,000 shares authorized, 58,372,708 and 58,234,216 issued and outstanding, respectively	58,373	58,234
Additional paid-in capital	28,918,846	28,436,644
Accumulated deficit	(14,387,120)	(12,234,501)
Accumulated other comprehensive loss	(28,571)	(21,430)

Total stockholders’ equity	14,561,528	16,238,947

Total liabilities and stockholders’ equity	$14,892,507	$16,349,400

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2013 AND 2012
(UNAUDITED)

	Three Months Ended January 31,		Nine Months Ended January 31,
	2013	2012	2013	2012

Revenue	$508,689	$549,750	$1,523,623	$1,352,082

Cost of revenue	25,752	4,793	44,968	113,533

Gross profit	482,937	544,957	1,478,655	1,238,549

Operating expenses
Payroll and related expenses	482,172	447,393	1,399,369	1,207,773
Stock based compensation	140,000	234,800	456,000	640,400
General and administrative	540,075	611,181	1,767,381	1,772,726
Total operating expenses	1,162,247	1,293,374	3,622,750	3,620,899

Loss from operations	(679,310)	(748,417)	(2,144,095)	(2,382,350)

Other income (expense), net	(2,883)	1,437	(7,724)	7,202

Net loss before provision for income taxes	(682,193)	(746,980)	(2,151,819)	(2,375,148)

Provision for income taxes	-	-	800	800

Net loss	$(682,193)	$(746,980)	$(2,152,619)	$(2,375,948)

Weighted average shares outstanding- basic and diluted	58,343,360	58,139,676	58,308,544	58,369,580

Net loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.04)	$(0.04)

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For additional information, please contact:

Investor Contact:   Sanjay Sabnani
                                   Phone: 818-435-2472 x 101
                                   Email: sanjay@crowdgather.com